This pricing supplement, which is not complete, relates to an automatically effective Registration Statement under the Securities Act of 1933, as amended. We may not sell the notes until we deliver a final pricing supplement. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these notes in any jurisdiction where such an offer would not be permitted.

Subject to completion, dated August 17, 2026

Prudential Financial InterNotes® , Due Six Months or More from Date of Issue

Filed under Rule 424(b)(2), Registration Statement No. 333-277590

Preliminary Pricing Supplement No. 47 - Dated Monday, August 17, 2026. To Prospectus Dated March 1, 2024 and Prospectus Supplement dated August 5, 2024

Investors should read this pricing supplement in conjunction with the Prospectus and Prospectus Supplement.

CUSIP Number	Aggregate Principal Amount	Selling Price	Gross Concession	Net Proceeds	Interest Type	Interest Rate	Payment Frequency	Maturity Date	1st Interest Payment Date	1st Interest Payment Amount	Survivor’s Option*	Product Ranking
74432BCC0	[]	100.000%	1.250%	[]	Fixed	4.900%	Semi-Annual	08/15/2031	02/15/2027	$22.87	Yes	Senior Unsecured Notes

We will pay you interest on the notes on a Semi-Annual basis on Feb 15th and Aug 15th. The first such payment will be made on Feb 15, 2027. The interest rate per annum and stated maturity date are set out above. The regular record dates for your notes are each business day preceding each date on which interest is paid.

Any notes sold by the selling agents to securities dealers, or by securities dealers to certain other brokers or dealers, may be sold at a discount from the initial selling price up to 0.6000% of the principal amount.

Redemption Information: Non-Callable

Purchasing Agent: InspereX LLC  Agents: Academy Securities, Inc., BofA / Merrill Lynch, Citigroup, Morgan Stanley, RBC Capital Markets, Wells Fargo Advisors

CUSIP Number	Aggregate Principal Amount	Selling Price	Gross Concession	Net Proceeds	Interest Type	Interest Rate	Payment Frequency	Maturity Date	1st Interest Payment Date	1st Interest Payment Amount	Survivor’s Option*	Product Ranking
74432BCD8	[]	100.000%	1.450%	[]	Fixed	5.150%	Semi-Annual	08/15/2033	02/15/2027	$24.03	Yes	Senior Unsecured Notes

We will pay you interest on the notes on a Semi-Annual basis on Feb 15th and Aug 15th. The first such payment will be made on Feb 15, 2027. The interest rate per annum and stated maturity date are set out above. The regular record dates for your notes are each business day preceding each date on which interest is paid.

Any notes sold by the selling agents to securities dealers, or by securities dealers to certain other brokers or dealers, may be sold at a discount from the initial selling price up to 0.6500% of the principal amount.

Redemption Information: Non-Callable

Purchasing Agent: InspereX LLC  Agents: Academy Securities, Inc., BofA / Merrill Lynch, Citigroup, Morgan Stanley, RBC Capital Markets, Wells Fargo Advisors

CUSIP Number	Aggregate Principal Amount	Selling Price	Gross Concession	Net Proceeds	Interest Type	Interest Rate	Payment Frequency	Maturity Date	1st Interest Payment Date	1st Interest Payment Amount	Survivor’s Option*	Product Ranking
74432BCE6	[]	100.000%	1.800%	[]	Fixed	5.400%	Semi-Annual	08/15/2036	02/15/2027	$25.20	Yes	Senior Unsecured Notes

Subject to our redemption right, we will pay you interest on the notes on a Semi-Annual basis on Feb 15th and Aug 15th. The first such payment will be made on Feb 15, 2027. The interest rate per annum and stated maturity date are set out above. The regular record dates for your notes are each business day preceding each date on which interest is paid.

Any notes sold by the selling agents to securities dealers, or by securities dealers to certain other brokers or dealers, may be sold at a discount from the initial selling price up to 0.9000% of the principal amount.

Redemption Information: Callable at 100.000% on 08/15/2028 and every interest payment date thereafter.

This tranche of Prudential Financial, Inc. InterNotes (CUSIP 74432BCE6) will be subject to redemption at the option of Prudential Financial, Inc., in whole on the interest payment date occurring on 08/15/2028 and on any interest payment date thereafter at a redemption price equal to 100% of the principal amount of this tranche of Prudential Financial, Inc. InterNotes plus accrued and unpaid interest thereon, if any, upon at least 30 Calendar Days prior notice to the noteholder and the trustee, as described in the prospectus supplement.

Additional Information: The notes do not amortize and are not zero coupon or original discount notes.

Purchasing Agent: InspereX LLC Agents: Academy Securities, Inc., BofA / Merrill Lynch, Citigroup, Morgan Stanley, RBC Capital Markets, Wells Fargo Advisors

Offering Date: Monday, August 17, 2026 through Monday, August 24, 2026	Prudential Financial, Inc.
Trade Date: Monday, August 24, 2026 @ 12:00 PM ET	Prudential Financial Internotes®
Settle Date: Thursday, August 27, 2026	Prospectus Dated March 1, 2024 and
Minimum Denomination/Increments: $1,000.00/$1,000.00	Prospectus Supplement Dated August 5, 2024
Initial trades settle flat and clear SDFS: DTC Book-Entry only
DTC Number 0235 via RBC Dain Rauscher Inc.

If the maturity date, redemption date or an interest payment date for any note is not a business day (as that term is defined in the prospectus), principal, premium, if any, and interest for that note is paid on the next business day, and no interest will accrue from, and after, the maturity date, redemption date or interest payment date (following unadjusted business day convention).

* The survivor’s option feature of your note is subject to important limitations, restrictions and procedural requirements further described on page S-32 of your prospectus supplement.

The Bank of New York will act as trustee for the Notes. Citibank, N.A., will act as paying agent, registrar and transfer agent for the Notes and will administer any survivor’s options with respect thereto.

Notes will be sold to you at the selling price specified in this Pricing Supplement. The Purchasing Agent shall purchase notes from us at the selling price less the applicable gross concession specified in this Pricing Supplement. The Purchasing Agent may resell the notes it purchases to the agents and selected dealers at the selling price less a concession that, at the discretion of the Purchasing Agent, may be less than or equal to the gross concession received by the Purchasing Agent. Notes purchased by the agents and selected dealers on behalf of level-fee investment advisory accounts may be sold to such accounts at the selling price less the applicable concession, and such agents and selected dealers shall not retain, as compensation, any portion of such concession applicable to such selling agents and dealers. In that instance, the Purchasing Agent may retain the portion of the gross concession applicable to the Purchasing Agent.

InterNotes® is a registered trademark of InspereX Holdings LLC. All Rights Reserved.